SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-K

For Period Ended December 31, 2002

MAI SYSTEMS CORPORATION
(Full name of registrant )

001-09158
(Commission File Number)

26110 Enterprise Way, Lake Forest, Irvine, California (Address of principal executive offices)	92630 (Zip code)

Registrant’s telephone number, including area code: (949) 598-6000

(Former name, if changed since last report): not applicable.

Part II. Rule 12b-25(b) and (c)
Part III. Reasons for Delay in Filing Form 10-K Within Prescribed Time Period
Part IV. Other Information
SIGNATURE

Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Reasons for Delay in Filing Form 10-K Within Prescribed Time Period

The Company’s Form 10-K has not been filed with the Commission within the prescribed time period (by March 31, 2003) for the following reasons which were outside the Company’s control and which could not have been avoided without unreasonable effort or expense:

The Company’s (six year) corporate headquarters lease expired on March 31, 2003 and the Company moved its corporate offices to a new location. Due to the substantial expenditure of time by the Company’s senior management required to plan for and implement this move the Company was unable to hold all required meetings with its auditors and complete all necessary work to finish the Form 10-K prior to the March 31, 2003 deadline.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification: James W. Dolan, (949) 598-6404.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify reports. Yes [X] No [    ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [    ] No [X]

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SIGNATURE

MAI SYSTEMS CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	s/s William Brian Kretzmer

William Brian Kretzmer President and Chief Executive Officer
Date: April 1, 2003	By:	s/s James W. Dolan

James W. Dolan Chief Financial and Operating Officer

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